PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN CONTINUES TO EXPAND MINERALIZATION ZONES IN STEP
OUT DRILLING AT ESAASE GOLD PROJECT

VANCOUVER, BRITISH COLUMBIA, January 21, 2010 - Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce the latest assay results from its Esaase Project drilling program in southwest Ghana. Keegan has encountered significant gold intercepts (greater than 10 g/t meter grade) in four different areas, 1) down dip extension of the D-1 (Abuabo) zone 38.8 m @ 1.29 g/t Au (KEDD945), 2) down dip extensions of the Main Zone including 15.2 m of 1.24 g/t Au (KEDD904), 3) continued step out holes in newly discovered D-2 zone including 32 m @ 0.64 g/t Au (KEDD926) as well as 4) an intercept in a footwall vein of the Main Zone, 2 m of 12.95 g/t Au in drill hole KERC930. In addition, all of the infill holes in the Main Zone, were well mineralized including 46.2 m of 1.99 g/t Au (KEDD913) and 10 m @ 4.88 g/t Au (KEDD921). For detailed locations of the drill holes in these four areas, please see drill hole location maps at www.keeganresources.com.

After a short end of year break, drilling at Esaase has resumed with 3 drill rigs currently in operation and a further 2 rigs scheduled to be running before the end of the month. This will allow for a much larger exploration effort this year and new results will be made available in a timely manner as the company continues its aggressive resource exploration and development program in 2011.

President and CEO Maurice Tagami stated, "These new drill results continue to demonstrate the robust nature of the Esaase gold system. We will continue to step out on some of these new areas of mineralization as well as explore for additional new zones, while we also push forward towards the completion of feasibility and permitting in 2011.

Table 1: Recent results from step out drilling from Keegan's Esaase Project. Only intercepts with grade-widths of greater than 5 g/t meter Au are shown. Intercepts with grade-widths of approximately 20 g/t meter Au or higher are shown in bold and italicized text. Widths are given as measured down hole and grades are reported in g/t Au. All holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees so depth from surface is approximately 70% of drill hole depth.

Hole ID	From	To	Width	Grade	Hole ID	From	To	Width	Grade
KERC900	6	16	10	0.58	KERC929	18	27	9	0.75
KEDD903	83	115	32	0.72	KERC930	64	66	2	12.95
including	104	105	1	10.45	KEDD934	270.8	278	7.2	1.25
KEDD903	153	172	19	1.34	KEDD935	16	21	5	4.02
KEDD904	109	119	10	0.68	including	17	18	1	18.2
KEDD904	410	418	8	0.59	KEDD935	205	210	5	1.082
KEDD904	437	452.2	15.2	1.24	KEDD936	185.2	196.1	11	0.67
KEDD905	8	17	9	0.8	KEDD938	164	174	10	1.4
KEDD905	51	73	22	0.72	KEDD939	177.8	186.6	8.8	1.89
KEDD905	85	96	11	0.73	KEDD942	125	139	14	0.8
KEDD905	133	142	11	0.61	KEDD942	170.6	178	7.4	0.81
KEDD913	157	203.2	46.2	1.99	KEDD942	212	217	5	2.48
including	169	170	1	13.05	KEDD944	3	8	5	0.56
and	194	195	1	42.7	KEDD945	182.2	221	38.8	1.29
and	200.2	201.3	1	11.15	including	197	198.2	1.2	12.05
KEDD913	250	258	8	0.81	and	206.2	207.1	0.9	10.45
KEDD913	295	309.2	14.2	1.86	KEDD945	245.2	256	10.8	0.81
KEDD921	13	23	10	4.88	KEDD946	11	36	25	1.32
including	20	21	1	46.8	KEDD946	51.7	57.1	5.4	0.86
KEDD921	137	145	8	1.88	KEDD946	182	193	11	0.51
KEDD921	137	158	21	0.96	KEDD946	244	250	6	0.97
including	144	145	1	11.65	KEDD947	288	325.8	37.8	1.15
and	144	145	1	11.65	including	325	325.8	0.8	10.6
KEDD926	238	270	32	0.64	KEDD947	352.2	378.1	25.9	0.79

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all core is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were mostly calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the main zone strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project (3.23 million ounces gold indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-‐101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, or economic studies except for Preliminary Assessment as defined under 43-‐101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.